

June 25, 2021

James Standen
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

>   **Re: Compass Minerals International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Response dated May 26, 2021**
>   **File No. 001-31921**

Dear Mr. Standen:

   We have reviewed your May 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.   We have read your response to comment 1. Revise your operating cash flow disclosure to discuss and analyze each significant change in working capital and the underlying reasons for such changes.

Note 2. Summary of Significant Accounting Policies
g. Accounts Receivable and Allowance for Doubtful Account, page 64

2.   We have read your response to comment 5. In your response you state you may provide temporary extended payment terms for seasonal products. These temporary extensions

generally allow payment terms from 60 to 120 days. Accounts receivable totaling $52.0 million and $59.0 million were outstanding with payment terms in excess of 30 days at December 31, 2020 in North America. You also state that accounts receivable totaling $95.3 million and $92.8 million were outstanding with payment terms, on average that range from 165 to 180 days but may extend up to 220 days for sales of products to support certain crops at December 31, 2020 in South America. Please address the following:

- Provide us with an aging of accounts receivable past due 30, 60, 90, 180 and 360 days with extended payment terms in North America and South America; and
- Tell us the amount of accounts receivables for which you have not received payments in accordance with your extended payment terms in North America and South America.

Note 5. Inventories, page 71

3. We have read your response to comment 6. You state in your response that you implemented and tested enhanced internal controls related to inventory management at your Ogden facility such that the internal controls were operating effectively at December 31, 2020. Tell us why you disclose there were no changes in the Company's internal control over financial reporting during the most recently completed fiscal quarter on page 96.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation